UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Venkatadri, Bobba
   10030 Barnes Canyon Road


   San Diego, CA 92121-2789
2. Issuer Name and Ticker or Trading Symbol
   Molecular Biosystems, Inc. (MB)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   03/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President and CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  12/01/98    A        25,000 (1)    A               39,197         D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $2.7500         01/21/99       A         100,000                           01/21/00 (2) 01/21/09
to buy)
Incentive Stock Option (right  $9.6875         05/12/98       A         10,322                            04/01/99     05/12/08
to buy)
Non-Qualified Stock Option     $0.9281         01/04/99       J (3)     10,613                            02/04/99 (4) 01/04/09
(right to buy)
Non-Qualified Stock Option     $3.3125         11/17/98       A         45,000                            11/17/99     11/17/08
(right to buy)
Non-Qualified Stock Option     $9.6875         05/12/98       A         47,578                            04/01/99     05/12/08
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right  01/21/99  Common Stock                   100,000                   100,000       D   Direct
to buy)
Incentive Stock Option (right  05/12/98  Common Stock                   10,322                    10,322        D   Direct
to buy)
Non-Qualified Stock Option     01/04/99  Common Stock                   10,613                    10,613        D   Direct
(right to buy)
Non-Qualified Stock Option     11/17/98  Common Stock                   45,000                    45,000        D   Direct
(right to buy)
Non-Qualified Stock Option     05/12/98  Common Stock                   47,578                    47,578        D   Direct
(right to buy)

Explanation of Responses:

(1)
Restricted stock grant which vests on February 1, 2000
(2)
Options vest in equal yearly installments of 25% beginning 1/21/00.
(3)
Stock option grant pursuant to Deferred Compensation Program in the 1998 Stock Option Plan
(4)
Options vest in a series of 12 successive equal monthly installments beginning 2/4/99.

SIGNATURE OF REPORTING PERSON
/S/ Venkatadri, Bobba
DATE